EXHIBIT (a)(1)(F)

CAESARS ENTERTAINMENT CORPORATION

OPTION EXCHANGE PROGRAM

FREQUENTLY ASKED QUESTIONS

1.	Why is Caesars offering an Option Exchange program?

Like many companies, we have experienced a significant decline in our stock price and our stock price remains at a relatively low level compared to its historical price levels. As a result, all of our outstanding stock options have exercise prices significantly above the recent trading prices of our common stock. Because of the continued challenging economic environment, we believe these underwater stock options are no longer effective as incentives to retain and motivate our key contributors. We believe that many optionees perceive that these options have little or no value. In addition, although these stock options are not likely to be exercised as long as our stock price is lower than the applicable exercise price, they will remain on our books with the potential to dilute stockholders’ interests for up to the full term of the options, while delivering little or no retentive or incentive value, unless they are surrendered or cancelled.

The objective of our equity incentive programs has been, and continues to be, to link the personal interests of equity incentive plan participants to those of our stockholders, and we believe that the offer to exchange Eligible Options (as defined below) for new, or replacement options (the “Replacement Options”) (the “Option Exchange”) is an important component in our efforts to achieve that goal.

The Option Exchange is VOLUNTARY and will allow eligible participants to choose whether to keep their existing eligible options at existing exercise prices and vesting schedules or to exchange those options for Replacement Options with new exercise prices and vesting schedules. We intend the Option Exchange to enable eligible participants to recognize value from their stock options sooner, but this cannot be guaranteed considering the unpredictability of the stock market.

2.	Which options are eligible for the Option Exchange?

“Eligible Options” are those that:

•	were granted on or prior to February 9, 2012 under our equity plans; and

•	have an exercise price equal to or greater than $20.09 per share.

Additionally, options that expire pursuant to their terms prior to the completion of the Option Exchange will be forfeited as of the expiration date and will not eligible to be exchanged for replacement options.

3.	Who is eligible to participate in the Option Exchange?

You are eligible to participate in the Option Exchange only if you:

•

are an employee, director or service provider of Caesars or any of our subsidiaries on the date of commencement of the Option Exchange and remain an employee, director or service provider of Caesars or any of our subsidiaries through the expiration date of the Option Exchange (the “Offer Expiration Date”); and

•	hold at least one Eligible Option on the date of commencement of the Option Exchange.

4.	How many Replacement Options will I receive?

Each Eligible Option that you tender for exchange will be exchanged, on a one-for-one basis, for the grant of a Replacement Option to purchase the same number of shares of common stock as were subject to the Eligible Option. For example, if you tender an Eligible Option to purchase 1,000 shares of our common stock for exchange, you will receive a Replacement Option to purchase 1,000 shares of our common stock. Alternatively, if you tender multiple Eligible Options that, in total, represent the right to purchase 2,000 shares of our common stock, you will receive a Replacement Option to purchase 2,000 shares of our common stock.

Your Eligible Options and Replacement Options have been loaded into the Option Exchange website, and the exchange simulator tool on the website (the “Exchange Simulator”) allows you to model different hypothetical scenarios to see how your Replacement Options will be affected based on future potential movement in the price of Caesars common stock. For purposes of simulating the hypothetical future value of your Replacement Options, the Exchange Simulator tool assumes a hypothetical exercise price for your Replacement Options of $10.00 per share. This exercise price is for illustrative purposes only and you may insert alternative exercise prices, up to $20.09 per share, to see how changes in the exercise price of your Replacement Options will change the value of those options. The actual exercise price for your Replacement Options will be the last reported sale price per share of the Company’s common stock on the NASDAQ on the Offer Expiration Date. Therefore the actual value of your Replacement Options and the impact of future potential movements in the price of Caesars common stock on your Replacement Options may vary from what is shown by the Exchange Simulator tool.

5.	What will be my Replacement Option exercise price?

Each Replacement Option will be issued under the Caesars Entertainment Corporation 2012 Performance Incentive Plan (the “2012 Plan”). The terms of the Replacement Options will depend on whether those Replacement Options are granted in exchange for an Eligible Option subject to time-based vesting (a “Time-Based Eligible Option”) or an Eligible Option subject to performance-based vesting (a “Performance-Based Eligible Option”). Replacement Options will have an exercise price determined as follows:

•	Time-Based Options. Each Replacement Option granted in exchange for a Time-Based Eligible Option will have an exercise price determined as follows:

•

Immediately Vested Options (as defined below) will be exercisable at an exercise price equal to the last reported sale price per share of the Company’s common stock on the NASDAQ on the Offer Expiration Date.

•

Replacement Options (Other than the Immediately Vested Options) Vesting On or Prior to the Second Anniversary of the Offer Expiration Date will be exercisable at an exercise price of $20.09 per share until the second anniversary of the Offer Expiration Date; after such date, these Replacement Options will have an exercise price equal to the last reported sale price per share of the Company’s common stock on the NASDAQ on the Offer Expiration Date.

•

Replacement Options Vesting After Second Anniversary of the Offer Expiration Date will have an exercise price equal to the last reported sale price per share of the Company’s common stock on the NASDAQ on the Offer Expiration Date.

•

Performance-Based Options. Each Replacement Option granted in exchange for a Performance-Based Eligible Option will have an exercise price equal to the last reported sale price per share of the Company’s common stock on the NASDAQ on the Offer Expiration Date.

If the last reported sale price per share of our common stock on the Offer Expiration Date is equal to or greater than $20.09 per share, the Option Exchange will be terminated.

6.	When will the Replacement Options vest?

Each Replacement Option will have a new vesting schedule determined on a grant-by-grant basis, as follows:

•

Vesting of Time-Based Options. Each Replacement Option granted in exchange for a Time-Based Eligible Option will have a new vesting schedule as follows: 20% of the Replacement Options (the “Immediately Vested Options”) will be immediately vested, with the remainder vesting in four equal installments of 20% each on each of the first four anniversaries of the Offer Expiration Date.

•	Vesting of Performance-Based Options. Each Replacement Option granted in exchange for a Performance-Based Eligible Option will have a new vesting schedule as follows:

•

With respect to the Eligible Options subject to vesting if funds affiliated with TPG Capital, L.P. (the “TPG Members”) and Apollo Global Management, LLC (the “Apollo Members” and together with the TPG Members, the “Sponsors”) achieve a return on their investment that is equal to or greater than 1.5x, the Replacement Options granted in exchange for such options will vest on the date that the Company’s 30-day trailing average closing common stock price equals or exceeds $35.00 per share.

•

With respect to the Eligible Options subject to vesting if funds affiliated with the Sponsors achieve a return on their investment that is equal to or greater than 2.0x, the Replacement Options granted in exchange for such options will vest on the date that the Company’s 30-day trailing average closing common stock price equals or exceeds $57.41 per share.

•

Vesting of Loveman Performance-Based Option. With respect to the Eligible Option to purchase 290,334 shares of the Company’s common stock granted on November 29, 2011 to Gary Loveman, the Company’s Chairman of the Board, Chief Executive Officer and President, the vesting of which differs from the vesting of the other outstanding Performance-Based Eligible Options described above and is eligible to vest if funds affiliated with the Sponsors achieve a return on their investment that is equal to or greater than 1.0x (the “Loveman Performance-Based Option”), the Replacement Option granted in exchange for the Loveman Performance-Based Option will vest on the date that the Company’s 30-day trailing average closing common stock price equals or exceeds $57.41 per share.

•	Vesting under all Replacement Options will be conditioned on your continued employment or service with Caesars or one of our subsidiaries through each applicable vesting date.

To the extent the Option Exchange is terminated for any reason, the vesting of the Performance-Based Eligible Options will be automatically amended on the date of the termination of the Option Exchange to implement the revised vesting schedules set forth above.

7.	When will the Replacement Options expire?

Each Replacement Option will have a new ten-year term measured from the Offer Expiration Date, unless otherwise prohibited under local law, subject to earlier expiration of the option following termination of your employment or service with Caesars or any of our subsidiaries.

8.	What is the Exchange Simulator?

The Exchange Simulator is a tool on the Option Exchange website at https://www.caesarsoptionexchange.com. It allows you to model different hypothetical scenarios based on future potential movement in the price of Caesars common stock, so you can see how your individual options will be affected if you choose to participate in the Option Exchange. You can model as many different scenarios as you would like before making your final election. The Exchange Simulator tool is being provided to you for your convenience solely for the purpose of allowing you to see how your individual options would be affected by future potential movement in the price of Caesars common stock if you choose to participate in the Option Exchange, and does not take into account all of the factors that you should consider in deciding whether to participate in the Option Exchange. For purposes of simulating the hypothetical future value of your Replacement Options, the Exchange Simulator tool assumes a hypothetical exercise price for your Replacement Options of $10.00 per share. This exercise price is for illustrative purposes only and you may insert alternative exercise prices, up to $20.09 per share, to see how changes in the exercise price of your Replacement Options will change the value of those options. The actual exercise price for your Replacement Options will be the last reported sale price per share of the Company’s common stock on the NASDAQ on the Offer Expiration Date. Therefore the actual value of your Replacement Options and the impact of future potential movements in the price of Caesars common stock on your Replacement Options may vary from what is shown on the Exchange Simulator tool. The Exchange Simulator is only an aid and does not in any way change or supplement the terms of the Option Exchange, nor does it constitute a recommendation as to whether you should or should not participate in the Option Exchange.

9.	Are there any restrictions on my ability to transfer the shares acquired upon the exercise of vested options?

Yes. In order to exercise vested Eligible Options or Replacement Options, you (or your permitted transferee) must execute and become bound by the terms of the Management Investor Rights Agreement, or the “MIRA”. The provisions of the MIRA are explained in more detail in questions 10-15 of these FAQs.

10.	What is the MIRA?

The Management Investor Rights Agreement, or MIRA, will govern the rights and obligations of those stockholders of Caesars that are a party to the MIRA, including the Sponsors. The MIRA contains restrictions on a participant’s ability to transfer shares acquired upon the exercise of options prior to a qualified initial public offering of Caesars. The initial public offering of Caesars common stock pursuant to the registration statement filed under the Securities Act, dated November 15, 2011, as amended, was not a qualified initial public offering for purposes of the MIRA.

11.	What transfer restrictions apply to shares acquired upon exercise of options prior to a qualified initial public offering of Caesars?

In general, prior to a qualified initial public offering of Caesars, shares acquired upon exercise of options may be transferred only to a stockholder’s beneficiaries or estate upon the stockholder’s death and, with the prior consent of Caesars, the stockholder may be permitted to transfer shares to family members or a trust for estate planning purposes. In no even may shares be transferred to a competitor.

A qualified initial public offering of Caesars means an underwritten public offering of shares by Caesars or any selling stockholders pursuant to an effective registration statement filed by the Company with the SEC (with certain exceptions) to register at least 10% of the then-outstanding equity securities of Caesars.

The initial public offering of shares of Caesars common stock pursuant to the registration statement filed under the Securities Act, dated November 15, 2011, as amended, was not a qualified initial public offering for purposes of the MIRA.

12.	Can the Sponsors require a stockholder to sell shares?

In general, if the Sponsors sell 40% of more of their shares, they can require the other stockholders party to the MIRA to sell a pro rata portion of their shares on the same terms that the Sponsors sell their shares.

13.	Can the stockholders who are a party to the MIRA require the Sponsors to include their shares in a transaction in which the Sponsors sell their shares?

Yes, other stockholders party to the MIRA will be entitled to participate in accordance with customary practices and subject to customary underwriter lock-up restrictions.

14.	If the Sponsors sell shares in a registered offering, can other stockholders participate?

Yes, other stockholders party to the MIRA will be entitled to participate in accordance with customary practices and subject to customary underwriter lock-up restrictions.

15.	If a stockholder experiences an economic hardship prior to a qualified initial public offering, will the stockholder be able to sell shares acquired on the exercise of options to raise money?

No.

16.	Why can’t I just be granted additional options?

Because of the large number of “underwater” options, granting additional, incremental equity awards, would further increase our overhang and further dilute stockholder interests. In addition, granting additional options without cancelling any previously granted options would increase our non-cash operating expenses because we would need to expense both the Replacement Options and any remaining unrecognized compensation expense related to the Eligible Options, which would decrease our results of operations and which could negatively affect our stock price.

17.	Can I exchange the remaining portion of an Eligible Option grant that I have already partially exercised?

Yes, any unexercised portion of an Eligible Option grant can be exchanged. If you have previously exercised a portion of an Eligible Option grant, only the portion of that option grant that has not yet been exercised will be eligible to be exchanged. The Replacement Option will only replace the portion of Eligible Option grant that is cancelled upon the expiration of the Option Exchange.

18.	Can I select which of my Eligible Options to exchange?

No. If you are an Eligible Participant and choose to participate in the Option Exchange, you must elect to exchange all or none of your Eligible Options. If you previously exercised a portion of an Eligible Option prior to the commencement of this Offer, only the portion of the option grant that has not yet been exercised will be eligible for exchange. If you fail to make a proper election with respect to all of your Eligible Options, your election will be rejected.

19.	Can I exchange both vested and unvested Eligible Options?

Yes. You can exchange Eligible Options, whether or not they are vested. Each Replacement Option, however, will have a new vesting schedule regardless of whether the surrendered option was partially vested.

20.	What happens if the last reported sale price of Caesars common stock on the Offer Expiration Date is equal to or higher than $20.09 per share?

If the last reported sale price per share of our common stock on the Offer Expiration Date is equal to or higher than $20.09 per share, the Option Exchange will be terminated. All options will automatically be withdrawn from the Option Exchange without any action by you and will not be cancelled or exchanged for Replacement Options. Instead, all such options will retain their existing terms, exercise prices and vesting schedules; however, to the extent the Option Exchange is terminated for any reason, the vesting of the Performance-Based Eligible Options will be automatically amended on the date of the termination of the Option Exchange to implement the revised vesting schedules set forth above, but no other changes will be made to such Performance-Based Eligible Options.

21.	What if I leave Caesars before the Offer Expiration Date?

If you are no longer employed by or providing services to Caesars or any of our subsidiaries, whether voluntarily, involuntarily or for any other reason before the Offer Expiration Date, you will not be able to participate in the Option Exchange.

22.	What if my employment or service with Caesars is terminated after the Replacement Options are granted?

If your employment or service with Caesars or one of our subsidiaries is terminated for any reason after the Replacement Option has been granted, you will forfeit any shares of common stock underlying your Replacement Options that are unvested at the date of your termination. Any vested options may be exercised during a limited period of time following your termination of employment or service. Your ability to transfer shares of Caesars common stock may be limited under the terms of the MIRA. (See the responses to questions 10-15 of these FAQs.)

23.	How do I participate in the Option Exchange?

If you currently hold outstanding Eligible Options, you were sent an email with a link to the Option Exchange website, which is available at https://www.caesarsoptionexchange.com. Follow the instructions on the website to log on to the site. This website contains important information about your Eligible Options and provides instructions on how to tender your outstanding Eligible Options in the Option Exchange.

If you choose to participate in the Option Exchange, you must take action by 9:00 p.m. Pacific Time on the Offer Expiration Date. To participate in the Option Exchange, you must complete and submit your election online through the Option Exchange website. You must elect either to exchange all or none of your Eligible Options. If you fail to make a proper election with respect to all of your Eligible Options, your election will be rejected.

Alternatively, you may submit a paper election form via facsimile by doing the following:

1.	Properly complete, date and sign the paper election form; and

2.	Submit the properly completed, dated and signed paper election form by facsimile to (001+) (702) 494-4960.

If you need a paper election form, email optionexchange@caesars.com or call Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043, 5 days a week (9:00 a.m. to 9:00 p.m. Pacific Time, Monday through Friday).

Caesars must receive your properly completed submission via the Option Exchange website or facsimile before 9:00 p.m. Pacific Time on the Offer Expiration Date.

You can change or withdraw a previously-made election any time during the Offer period; however, the last election that you make, if any, prior to 9:00 p.m. Pacific Time on the Offer Expiration Date will be final and irrevocable. In order to change or withdraw a previously-made election, you must log on to the Option Exchange website and select “Request Election Change” on the home page. Once you submit your request to change your election through the Option Exchange website, you will receive an email from optionexchange@caesars.com within 24 hours indicating that your election page has been reset and providing instructions regarding how to log on to the Option Exchange website to change your election. Simply requesting an election change via the Option Exchange website will not change your election; you will need to log on to the Option Exchange website after receiving the email confirming that your election page has been reset in order to change your election. If you fail to do so, your previous election will remain in effect. Alternatively, you may submit a new election on a paper election form at any time, as described above.

If you want to participate in the Option Exchange, you must elect to exchange all of your Eligible Options.

Once your election or withdrawal is received by Caesars, whether via the Option Exchange website or via facsimile, Caesars intends to confirm the receipt of your election and/or any withdrawal by email, or, if you do not have a corporate email address, to mail you a confirmation, within 48 hours of receipt. If you do not receive a confirmation, it is your responsibility to confirm that Caesars has received your election and/or any withdrawal. If you fail to make a proper election with respect to all of your Eligible Options, your election will be rejected and Caesars will send you a notice of rejection by email, or, if you do not have a corporate email address, by mail, within 48 hours of receipt.

Elections submitted by any other means, including email, hand delivery, interoffice, United States mail (or other post) and Federal Express (or similar delivery service), are not permitted, and will not be accepted.

IT IS YOUR RESPONSIBILITY TO ALLOW SUFFICIENT TIME TO ENSURE TIMELY SUBMISSION OF YOUR ELECTION AND WITHDRAWALS EITHER ONLINE THROUGH THE OPTION EXCHANGE WEBSITE OR VIA FACSIMILE. ONLY ELECTIONS AND WITHDRAWALS RECEIVED BY CAESARS BY 9:00 P.M. PACIFIC TIME ON THE OFFER EXPIRATION DATE WILL BE ACCEPTED. IF YOUR ELECTION IS NOT RECEIVED BY THIS DEADLINE, YOU WILL BE DEEMED TO HAVE REJECTED THE OFFER AND YOU WILL NOT BE ABLE TO PARTICIPATE IN THE OPTION EXCHANGE, AND ALL OPTIONS CURRENTLY HELD BY YOU WILL RETAIN THEIR EXISTING TERMS, EXERCISE PRICES AND VESTING SCHEDULES. IF YOU HAVE TECHNICAL DIFFICULTIES WITH THE OPTION EXCHANGE WEBSITE, OR TO REQUEST A PAPER ELECTION FORM, PLEASE EMAIL OPTIONEXCHANGE@CAESARS.COM OR CALL OR CALL RUSSELL GOLDICH, DIRECTOR OF COMPENSATION OF CAESARS, AT (001+) (702) 407-6043.

24.	Can I submit my election by email or mail?

No. If you wish to participate in the Option Exchange, you must submit your election online through the Option Exchange website or you may submit a paper election form by facsimile to (001+) (702) 494-4960. If you have technical difficulties with the Option Exchange website, or to request a paper election form, please email optionexchange@caesars.com or call Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043.

25.	Is exchanging my Eligible Options a taxable event?

Every Eligible Participant’s financial and tax situation is different, so you should consult your financial or tax advisor prior to participating in the Option Exchange. However, for Eligible Participants in the United States, participating in the Option Exchange should not constitute a taxable event for federal income tax purposes. Income to an Eligible Participant and the related tax liability will only be recognized when the options are exercised and again when the underlying shares are sold to the extent that the sale price exceeds the exercise price paid for the number of shares sold.

26.	How should I decide whether or not to participate?

The decision to participate must be each individual’s personal decision and will depend largely on each individual’s assumptions about the future of our business, our stock price, the overall economic environment, and the performance of publicly traded stocks generally. The likely lower exercise price of Replacement Options may allow you to recognize value from your stock option sooner. However, you should consider the vesting schedule of the Replacement Options.

We understand that this will be a challenging decision for all Eligible Participants. The Option Exchange does carry considerable risk, and there are no guarantees of our future stock performance or the price of our common stock on the Offer Expiration Date.

27.	Who can I talk to if I have questions regarding the Option Exchange?

If you have questions regarding the Option Exchange or have requests for assistance (including requests for additional or paper copies of the Offer to Exchange document or other offer documents), please email optionexchange@caesars.com or call Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043, 5 days a week (9:00 a.m. to 5:00 p.m. Pacific Time, Monday through Friday).

CAESARS MAKES NO RECOMMENDATION AS TO WHETHER YOU SHOULD PARTICIPATE IN THE OPTION EXCHANGE. YOU MUST MAKE YOUR OWN DECISION WHETHER TO PARTICIPATE. WE ENCOURAGE YOU TO SPEAK WITH YOUR FINANCIAL, LEGAL AND/OR TAX ADVISORS AS NECESSARY, BEFORE DECIDING WHETHER TO PARTICIPATE IN THE OPTION EXCHANGE.

These frequently asked questions are summary materials only. The Option Exchange is governed by the Schedule TO filed with the Securities and Exchange Commission (“SEC”) on July 24, 2012, the Offer to Exchange and the related offer documents. These documents are available online at no charge through the option exchange website (https://www.caesarsoptionexchange.com) or the SEC’s website (www.sec.gov). You may also obtain copies of these documents by emailing optionexchange@caesars.com or calling Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043, 5 days a week (9:00 a.m. to 5:00 p.m. Pacific Time, Monday through Friday). These materials set out the terms and conditions of, and provide further information about, the details regarding the Option Exchange, and you should read them carefully and in full before making your election.